SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’ s ID (CNPJ/MF): 00.108.786/0001 -65
Corporate Registry (NIRE): 35 300 177 240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

Date, time and venue:	March 15, 2007, at 10:00 am, at the Company’s headquarters, at Rua Verbo Divino, 1.356, 1º andar, Chácara Santo Antônio, in the City and State of São Paulo.

Attendance:	Board members representing the necessary quorum, in accordance with the signatures below.

Presiding:	Jorge Luiz de Barros Nóbrega – Chairman.
André Müller Borges – Secretary.

Resolutions:
1.
The Board Members acknowledged Mr. Leonardo Porciúncula Gomes Pereira’s resignation from his position as the Company’s Chief Financial and Investor Relations Officer, officially acknowledging his withdrawal from the Company’s and its subsidiaries’ Executive Board.

2.
The Board Members, approved, by unanimous vote, the election as Chief Financial and Investor Relations Officer, of Mr. JOÃO ADALBERTO ELEK JR., Brazilian, divorced, engineer, holder of ID card 03.524.098-5 IFP/RJ, inscribed in the Individual Roll of Taxpayer (CPF) under no. 550.003.047-72, resident in the City and State of São Paulo, with offices at Rua Verbo Divino,1,356, 1º andar, CEP 04719-002, Chácara Santo Antônio. Mr. Elek Junior was duly invested in the post by signing the Investiture Term, in the proper book, with a term of office for the period between 2007 and 2009, working with the Company’s current Executive Officers:, Mr. FRANCISCO TOSTA VALIM FILHO – CEO and JOSÉ ANTÔNIO GUARALDI FÉLIX – COO, who will remain in their respective positions until the investiture of the ir replacements during the fiscal year of 2009. The executive officer elected hereby declares that there is no legal impediment preventing him from exercising the management of a business corporation.

2.1.The Board Members also approved the appointment of Mr. JOÃO ADALBERTO ELEK JR., as a member of the Executive Board of all the Company’s subsidiaries, which will be formalized via the amendment of each subsidiary’s agreement.

Closing:

There being no further business to address, the meeting was closed for the drawing up of the present minutes, which were read, approved and signed by all the Board members present, as well as the Secretary and the invitee.

Signatures:
Chairman: Jorge Luiz de Barros Nóbrega, Secretary: André Müller Borges, Stefan Alexander, Rossana Fontenele Berto, Marcos da Cunha Carneiro, Juarez de Queiroz Campos Júnior, Sérgio Lourenço Marques, Augusto Cesar Roxo U. Rocha Filho, Carlos Henrique Moreira, Jose Formoso Martinez, João Adalberto Elek Jr., Mauro Szwarcwald and Ivan Magalhães Júnior.

This is a free English translation of the summary of the original instrument drawn up in the Company’s records.

São Paulo – SP, March 15, 2007.

André Müller Borges
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.